UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: March 1, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	IR INTERNATIONAL: Ehud Helft / Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

Camtek to Present to Investors
at the Roth Capital Growth Stock Conference on Tuesday, March 16, 2010

MIGDAL HA'EMEK, Israel, March 1, 2010- Camtek Ltd. (Nasdaq: CAMT ; TASE: CAMT) announced that it would be presenting at the 22nd Annual Roth Capital Growth Stock Conference in Laguna Niguel, California on Tuesday, March 16, 2010.

Camtek’s General Manager, Roy Porat will be presenting at 1:00 pm Pacific Time on Tuesday, March 16, 2010.

A live video webcast of the presentation will be available live at the “Investor Relations” section of Camtek’s Web site at www.camtek.co.il.

Camtek’s presentation will be available in few days at Camtek’s Web site under investor corner.

There will also be an opportunity for investors to meet one-on-one with Roy Porat, General Manager of Camtek throughout the day. Interested investors should contact the Investor Relations team at Camtek and/or the conference organizers at Roth.

ABOUT CAMTEK LTD.
Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in three industries; Semiconductors, Printed Circuit Board (PCB) and IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.